FOIA CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY UNDER 17 C.F.R. § 200.83

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

August 29, 2025

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Franklin Wyman, Angela Connell

Re:	Scilex Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed March 31, 2025

Form 10-Q for the Quarterly Period Ended June 30, 2025

Filed August 13, 2025

File No. 001-39852

Ladies and Gentlemen:

Scilex Holding Company, a Delaware corporation (the “Company”), files this letter in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Staff’s letter dated August 20, 2025 in reference to the above-referenced Annual Report on Form 10-K filed on March 31, 2025 ( the “Form 10-K”) and Quarterly Report on Form 10-Q filed on August 13, 2025 (the “Form 10-Q”).

For ease of reference, each of the Staff’s comments are reproduced below in bold and italics, followed in each case by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2024

Notes to Consolidated Financial Statements

1. Nature of Operations and Basis of Presentation Revenue Recognition, page F-14

1.

Please describe and quantify key factors underlying the significant increase in the accrued rebates and fees liability to $162.5 million as of December 31, 2024, as well as corresponding adjustments to gross revenue for each period presented. Revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and will revise future disclosures accordingly to describe and quantify key factors underlying significant changes in accrued rebates and fees liability, as well as corresponding adjustments to gross revenues. Set forth below is an illustrative example of the updated disclosure, with the new disclosure added in blue and underlined text.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY UNDER 17 C.F.R. § 200.83

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

Revenue Recognition

The Company’s revenue is generated from product sales within the United States. The Company does not incur significant direct costs to obtain contracts with its customers.

Revenue from product sales is comprised of sales of ZTlido, ELYXYB and GLOPERBA. The Company’s performance obligation with respect to sales of ZTlido, ELYXYB and GLOPERBA is satisfied at a point-in-time, when control is transferred upon delivery of product to the customer. The Company considers control to have transferred upon delivery because the customer has legal title to the product, physical possession of the product has been transferred to the customer, the customer has significant risks and rewards of ownership of the product, and the Company has a present right to payment at that time. Invoicing typically occurs upon shipment and the length of time between invoicing and when payment is due is not significant. The aggregate dollar value of unfulfilled orders as of December 31, 2024 and 2023 were not material.

Revenues from product sales are recorded net of reserves established for commercial and government rebates, fees and chargebacks, wholesaler and distributor fees, sales returns, special marketing programs and prompt payment discounts. Such variable consideration is estimated in the period of the sale and is estimated using a most likely amount approach based primarily upon provisions included in the Company’s customer contract, customary industry practices and current government regulations.

Deductions from Revenues

The Company’s gross product revenues are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. These deductions represent estimates of the related obligations and, as such, knowledge and judgment are required when estimating the impact of these product revenue deductions on net sales for a reporting period.

Rebates and Chargebacks

Rebates are discounts which the Company pays under either government or private health care programs. Government rebate programs include state Medicaid drug rebate programs, the Medicare coverage gap discount programs and the Tricare programs. Commercial rebate and fee programs relate to contractual agreements with commercial healthcare providers, under which the Company pays rebates and fees for access to and position on that provider’s patient drug formulary. Rebates and chargebacks paid under government programs are generally mandated under law, whereas private rebates and fees are generally contractually negotiated by the Company with commercial healthcare providers. Both types of rebates vary over time. The Company records a reduction to gross product sales at the time the customer takes title to the product based on estimates of expected rebate claims. The Company monitors the sales trends and adjusts for these rebates on a regular basis to reflect the most recent rebate experience and contractual obligations. Reserves for rebates and chargebacks are separately presented as accrued rebates and fees under current liabilities within the Company’s consolidated balance sheets.

Prompt Payment Discounts

The Company provides its customers with prompt payment discounts which may result in adjustments to the price that is invoiced for the product transferred, in the case that payments are made within a defined period. The prompt payment discount reserve is based on actual gross sales and contractual discount rates. Reserves for prompt payment discounts are included in accounts receivable, net on the consolidated balance sheets.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY UNDER 17 C.F.R. § 200.83

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

Service Fees

The Company compensates its customer and others in the distribution chain for wholesaler and distribution services. The Company has determined such services received to date are not distinct from the Company’s sale of products to the customer and, therefore, these payments have been recorded as a reduction of revenue. Service fees are presented as accrued rebates and fees under current liabilities within the Company’s consolidated balance sheets.

Product Returns

The Company is obligated to accept the return of products sold that are expiring within six months, damaged or do not meet certain specifications. The Company may authorize the return of products sold in accordance with the term of its sales contracts, and estimates allowances for such amounts at the time of sale. The Company estimates the amount of its product sales that may be returned by its customer and records this estimate as a reduction of revenue in the period the related product revenue is recognized. Product returns are presented as accrued rebates and fees under current liabilities within the Company’s consolidated balance sheets.

The allowance for product returns is determined based on historical return rates, product shelf life, and inventory levels within the distribution channel. This estimated rate is applied to gross sales to accrue the sales allowance. Discounts, typically 2% of sales, are offered to wholesalers for prompt payment. Upon receipt of actual product returns, the Company updates its balances accordingly, while continuing to refine its estimates based on historical trends.

Co-Payment Assistance

Patients who have commercial insurance or pay cash and meet certain eligibility requirements may receive co- payment assistance. The Company accrues for co-payment assistance based on actual program participation and estimates of program redemption using data provided by third-party administrators. Co-payment assistance is presented as accrued rebates and fees under current liabilities within the Company’s consolidated balance sheets.

Gross-to-Net Revenue Adjustments

Gross revenue is directly impacted by the Company’s gross-to-net revenue adjustments for sales rebates, discounts, coupons, fees, returns, and chargebacks.

For the year ended December 31, 2024, gross revenue was $167.4 million while net revenue was $56.6 million. The gross-to-net revenue adjustment of approximately $110.8 million was primarily attributable to the following:

•	$77.4 million for sales rebates.

•	$16.7 million for service fees.

•	$9.7 million of estimated sales returns, discounts, co-payment assistance, and coupons.

•	$7.0 million for chargebacks.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY UNDER 17 C.F.R. § 200.83

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

The Company’s accruals for Medicare, Medicaid and related state program and contractual rebates, chargebacks, sales allowances and sales returns and cash discounts are as follows:

	As of December 31,
in millions	2024	2023
Other current liabilities:
Accrued rebates	$152.9	$81.7
Other accruals and fees	9.6	8.0

Total accrued rebates, other related sales accruals and fees	$162.5	$89.7

As of December 31, 2024, the Company’s accrued rebates and fees liability was $162.5 million, compared to $89.7 million as of December 31, 2023. The increase of approximately $72.8 million year-over-year was mainly due to the fact that the Company made only limited disbursements to counterparties during 2024 as its focus was to deploy its cash resources to repay Company debt. The rebates balance of $152.9 million primarily consists of government disbursements (Medicare and Medicaid) and commercial insurance disbursements. The other accrual balance of $9.6 million consists of service fees, returns, and coupons. Year-over-year the accrued rebates balance increased by approximately $71.2 million while the other accrual and fees balance increased by approximately $1.6 million.

2. Liquidity and Going Concern, page F-17

2.

Please provide us with an analysis supporting your accounting for the FSF Commitment Side Letter and related Satisfaction Agreement. As part of this analysis, please provide us with illustrative journal entries depicting your accounting for the following:

•	Receipt of FSF Deposit from FSF Lender

•	Issuance of warrants to FSF Lender

•	Satisfaction of Deposit via delivery of product to Endeavor

Response: In response to the Staff’s comment, the Company has set forth below the background for each of the FSF Commitment Side Letter and related Satisfaction Agreement and the Company’s analysis of its accounting for such agreements.

FSF Commitment Side Letter

As disclosed in the Form 10-K, on June 11, 2024, the Company entered into that certain Commitment Side Letter (the “FSF Commitment Side Letter”) with FSF 33433 LLC (“FSF Lender”), pursuant to which FSF Lender committed to provide the Company a loan (the “FSF Loan”) in the aggregate amount of $100.0 million (the “Commitment Amount”).

Under the FSF Commitment Letter, the Company and FSF Lender would enter into definitive documents with respect to the FSF Loan on terms to be mutually agreed in good faith. Subject to the execution of such definitive documents, the Commitment Amount was payable as follows: (i) $85.0 million no later than the date that is 70 days following the date on which the Company received the FSF Deposit (the “Outside Date” and the funding of the initial $85 million, the “Initial Closing”) and (ii) the remaining $15.0 million within 60 days following the Initial Closing. Pursuant to the Commitment Letter, FSF Lender was required to provide the Company a non-refundable deposit in immediately available funds in the aggregate principal amount of $10.0 million with such deposit creditable towards the $85.0 million required to be funded by FSF Lender on the Initial Closing (the “FSF Deposit” and the date on which such funds are fully received, the “Deposit Date”). On the Deposit Date, the Company would be obligated to issue a warrant to purchase up to an aggregate of 3,250,000 shares of common stock (the “Deposit Warrant”), with an exercise price of $1.20 per share.

On June 18, 2024, the Company received the FSF Deposit and issued the Deposit Warrant to FSF Lender. The Deposit Warrant was immediately exercisable upon issuance and expires five years from the date of issuance.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY UNDER 17 C.F.R. § 200.83

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

Since the Initial Closing did not occur on or prior to the Outside Date, the FSF Deposit automatically converted into an unsecured loan on the first day after the Outside Date in accordance with the terms of the FSF Commitment Side Letter. The unsecured loan had a maturity date of five years after the date of the Unsecured Promissory Note, and was prepayable without premium or penalty.

Accounting Treatment for FSF Commitment Side Letter and Illustrative Journal Entries

The Company determined that the FSF Deposit of $10.0 million substantively represented a loan arrangement, since as of the FSF Commitment Date, the Company was required to repay this amount on the Outside date, even if the definitive documents with the FSF Lender were not executed, in which case the FSF Deposit was convertible into an unsecured loan with a five-year maturity. The remaining commitment of up to $90.0 million was contingent upon the execution of definitive documents and was not deemed outstanding as of the date of the FSF Commitment Letter.

On June 11, 2024, upon the initial receipt of the FSF Deposit, the Company recorded the following entries (in thousands):

Dr. Cash and Cash Equivalents	$10,000
Cr. FSF Deposit Liability		$10,000

The terms of the FSF Commitment letter included complex features within the FSF Deposit that could require separate accounting if the Company were to account for this financial instrument under the amortized cost model. Under the fair value option, no separate accounting is required for these features, as they are measured as part of the combined financial instrument. Accordingly, the Company elected to account for the FSF Deposit using the fair value option, with changes in the fair value reflected in the consolidated statements of operations and comprehensive loss.

The Deposit Warrant was determined to be embedded within the FSF Deposit since these instruments were not legally detachable. Specifically, as of the issuance date, the Deposit Warrant could not be transferred apart from the FSF Deposit without the Company’s prior written consent. As such, the Deposit Warrant and the FSF Deposit initially were determined to be a single unit of account for the fair value measurement within the FSF Deposit liability. The combined instrument, including the FSF Deposit and the Deposit Warrant, was then remeasured at the fair value through June 30, 2024 as follows (in thousands):

Dr. Change in fair value of the FSF Deposit Liability	$1,727
Cr. FSF Deposit Liability		$1,727

As of September 30, 2024, the fair value of the FSF Deposit was $14.7 million, and the Company recorded the following entries for the three months then ended (in thousands):

Dr. Change in fair value of the FSF Deposit Liability	$2,963
Cr. FSF Deposit Liability		$2,963

Satisfaction Agreement

The Company and FSF Lender were unable to execute definitive documents and secure additional financing from the FSF Lender within the time allotted by the FSF Commitment Side Letter. The ongoing negotiations with a different financing provider, Oramed Pharmaceuticals Inc., imposed the requirement to settle the outstanding FSF Deposit prior to its maturity, which led to the execution of the Satisfaction Agreement. Additionally, the Company had limited sources of liquidity, which further reduced its ability to negotiate the Satisfaction Agreement on favorable terms.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY UNDER 17 C.F.R. § 200.83

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

On September 17, 2024, the Company entered into the Satisfaction Agreement with FSF Lender and Endeavor Distribution LLC, a Delaware limited liability company and affiliate of FSF Lender (“Endeavor”), pursuant to which the remaining obligations in respect of the FSF Deposit shall be deemed fully satisfied by the Company and assumed by Endeavor upon the Company’s delivery of 28,000 cartons of ZTlido to Endeavor (the “Additional Product”). Under the Satisfaction Agreement, the Additional Product delivery was required to be made no later than December 31, 2024. Upon satisfaction of such remaining obligations, the FSF Commitment Side Letter was terminated and of no further force or effect, and neither FSF Lender nor the Company shall have any further liability or obligations thereunder. In consideration of Endeavor assuming the payment obligation of the Company in respect of the FSF Deposit, Endeavor will not be responsible for making any payment to the Company for (i) the product already delivered as of the date of such agreement of approximately $13.2 million (“Initial Product”) and (ii) the Additional Product. Pursuant to the terms of the Satisfaction Agreement, if the Company fails to fully deliver the Additional Product by December 31, 2024, the Company shall be liable to Endeavor for liquidated damages in the amount of $20.0 million. In November 2024, the Company delivered the Additional Product to Endeavor and fully satisfied the remaining obligations in respect of the Satisfaction Agreement.

Accounting for the Satisfaction Agreement and Illustrative Journal Entries

Under the terms of the Satisfaction Agreement, the FSF Deposit liability would be fully satisfied upon delivery of the Additional Product, but the FSF Lender would retain the Deposit Warrant, which was factored in for the fair value measurement as of September 30, 2024. The fair value of the FSF Deposit liability of $14.7 million recorded as of September 30, 2024 included the fair value of the FSF Deposit of approximately $13.0 million, and the fair value of the Deposit Warrant of approximately $1.7 million. Prior to the execution of the Satisfaction Agreement, the Company had $13.2 million in receivables from the delivery of the Initial Product. Under the Satisfaction Agreement, to settle the FSF Deposit liability, the Company was required to transfer the Additional Product at no charge, which would otherwise have required a $10.0 million cash payment. The Satisfaction Agreement effectively represented a promise to deliver the Additional Product at no additional cost, and Endeavor was no longer required to make any cash payment to settle the $13.2 million receivable for the Initial Product.

The Satisfaction Agreement did not provide for an immediate extinguishment of the FSF Deposit liability, which remained outstanding until the delivery of the Additional Product in November 2024. The Initial Product receivable of $13.2 million remained outstanding as of September 30, 2024, as the Company reasonably anticipated utilizing this asset to settle the FSF Deposit liability.

As of September 30, 2024, the inventory balance for the Additional Product was fully written off, as the Company no longer expected to generate any revenue from the Additional Product:

Dr. Cost of revenue	$310
Cr. Inventory		$310

As of September 30, 2024, the Company also recorded a contingent liability for government rebates associated with the Additional Product, as it was probable that this product would be shipped and the amounts were reasonably estimable based on the assessed value of the Product to be delivered:

Dr. General and administrative	$5,451
Cr. Other accrued liability		$5,451

As such, the Satisfaction Agreement was accounted for as a pricing concession provided to Endeavor for the Initial Product, and a modification of the contract with a customer for the Additional Product to include additional goods that are not priced at their standalone selling prices. Since the Company was required to deliver the Additional Product without receiving any additional consideration, no revenue was recognized from the delivery of the Additional Product to Endeavor. Total gross revenue from the Initial Product and Additional Product was capped at $13.0 million, which was equal to the fair value of the FSF Deposit liability extinguished.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY UNDER 17 C.F.R. § 200.83

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

Upon delivery of the Additional Product to Endeavor, the Company was released from the FSF Deposit liability and was no longer entitled to receive the Initial Product receivables. The Deposit Warrant, initially accounted for as an embedded financial instrument within the FSF Deposit, was reassessed as a freestanding liability-classified financial instrument and recognized at its fair value. The following entries were recorded upon the delivery of the Additional Product and concurrent satisfaction of the FSF Deposit liability (in thousands):

Dr. FSF Deposit Liability	$14,690
Dr. Revenue	$235
Cr. FSF Deposit Warrant Liability		$1,690
Cr. Initial Product Receivable		$13,235

8. Junior DIP Facility and Sorrento Stock Purchase Agreement

Series A Preferred Stock, page F-35

3.

Your repurchase of all outstanding Series A Preferred Stock under the Sorrento SPA was “treated as a redemption of shares and viewed as a deemed dividend,” whereby you “derecognized the carrying value of the Series A Preferred Stock with any excess amount allocated as a reduction of additional paid in capital.” Please demonstrate how this accounting treatment was presented in the consolidated statements of stockholders’ equity (deficit) and refer us to the technical guidance upon which you relied. In addition, explain the basis for your statement that these preferred shares are being held as collateral for the Oramed Note and refer us to the legal document supporting this assertion. Revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has provided the below information to demonstrate how the accounting treatment was presented in the consolidated statements of stockholders’ equity (deficit).

Demonstration of Presentation of Accounting Treatment of Series A Preferred Stock as a Redemption of Shares and as a Deemed Dividend

The Company respectfully advises the Staff that the impact of the repurchase of shares of Series A Preferred Stock under the Sorrento SPA for the year ended December 31, 2023 was presented in the Consolidated Statement of Stockholders’ Equity (Deficit) within the line captioned “Repurchase of Treasury Stock, Preferred Stock, and warrants” as an elimination of the carrying value of the Series A Preferred Stock of $3,000, and a reduction of the additional paid-in capital in the amount of $52.3 million, representing excess of the consideration paid over the carrying amount of Series A Preferred Stock immediately prior to the repurchase.

Technical Guidance

The Company further advises the Staff that Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 505-30-15-2 limits the scope of treasury stock accounting prescribed by ASC 505-30 to transactions involving common stock only and does not apply to transactions involving preferred stock. Therefore, the Company accounted for the repurchase of all outstanding Series A Preferred Stock in accordance with ASC 260-10-S99-2, which states that for equity-classified preferred stock, any difference between the repurchase price and the carrying amount represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends, and consequently should be recognized as a deemed dividend (or contribution), with the effect reflected in retained earnings, or in additional paid-in capital when there is an accumulated deficit. This accounting treatment is further supported by interpretive guidance included in the KPMG Handbook, Debt and Equity Financing (Q&A 5.8.05) and EY Financial Reporting Developments, Issuer’s Accounting for Debt and Equity Financings (Section 3.5.1.2).

Because the Series A Preferred Stock redemption was part of a broader transaction involving the repurchase of multiple equity instruments, the total consideration was allocated to the Series A Preferred Stock on a relative fair value basis as of September 21, 2023, determined by an independent third-party valuation specialist. As the Series A Preferred Stock is not publicly traded, its fair value was estimated using market participant assumptions and valuation techniques appropriate for instruments of this type.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY UNDER 17 C.F.R. § 200.83

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

Preferred Stock as Collateral

On September 21, 2023, the Company derecognized $3,000 of the carrying value of Series A Preferred Stock. Because the Company had an accumulated deficit, the excess of the fair value of the consideration paid over the carrying amount of Series A Preferred Stock in the amount $52.3 million was recorded entirely as a reduction to additional paid-in capital rather than retained earnings. As noted above, the impact of the repurchase for the year ended December 31, 2023 was presented in the Consolidated Statement of Stockholders’ Equity (Deficit) within the line captioned “Repurchase of Treasury Stock, Preferred Stock, and warrants” as an elimination of the carrying value of the Series A Preferred Stock of $3,000, and a reduction of the additional paid-in capital in the amount of $52.3 million.

While the Series A Preferred Stock has been derecognized from the Company’s consolidated balance sheet for accounting purposes, the book-entry form notations continue to remain outstanding and are held solely as collateral under the Security Agreement dated September 21, 2023, executed in connection with the Oramed Securities Purchase Agreement, which was subsequently amended and restated on October 8, 2024 in connection with that certain Securities Purchase Agreement, dated October 7, 2024, which was filed as Exhibit 10.45 to the Form 10-K (as amended, the “Security Agreement”). Under this Security Agreement, the Company and each of its subsidiaries granted to collateral agent a security interest in all or substantially all property of the Company and its subsidiaries, including the repurchased Series A Preferred Stock certificates, as security for the obligations under the Tranche A and B Notes. The book-entry notations for the shares were transferred to the collateral agent and will continue to be held until the obligations are fully satisfied. Please refer to Section 2 of the Security Agreement and the definition of “Collateral” provided in the Security Agreement.

Revised Disclosure

In response to the Staff’s request, the Company will revise its future disclosure. Set forth below is an illustrative example of the updated disclosure regarding the Series A Preferred Stock, with the new disclosure added in blue and underlined text and deleted disclosure shown in red, strikethrough text.

Series A Preferred Stock

Pursuant to the terms of the Sorrento SPA, the Company repurchased all of the outstanding Series A Preferred Stock. The Series A Preferred Stock ~~is~~was classified in permanent equity and ~~does~~did not have any bifurcated features. Therefore, the repurchase of the Series A Preferred Stock by the Company ~~is~~was treated as a redemption of shares ~~and viewed~~, with the excess of the redemption price paid over the carrying value of the shares treated as a deemed dividend. The fair value of Series A Preferred Stock as of the repurchase date of September 21, 2023 was $52.6 million. The Company derecognized the carrying value of $3,000 of the Series A Preferred Stock, with ~~any~~$52.3 million in excess amount allocated as the reduction in additional paid-in capital. ~~The~~Although considered redeemed for accounting purposes, the shares of Series A Preferred Stock ~~is currently~~remain outstanding as they are held as collateral for the Oramed Note.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY UNDER 17 C.F.R. § 200.83

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

11. Commitments and Contingencies

Litigation, page F-44

4.

Please explain how legal settlement gains of $9.4 million reported in the consolidated statement of operations and comprehensive loss related to settlement agreements completed in 2024. Revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure provided under the caption “Former Employee Action” discloses that the Company received settlement payments totaling $6.0 million in 2024. Such disclosure is included immediately below for reference.

Former Employee Action

On February 26, 2024, the Company and Virpax entered into a term sheet regarding a mutual release and settlement agreement, pursuant to which the parties have agreed to resolve the ongoing disputes. On February 29, 2024, the Company and Virpax entered into a definitive settlement agreement, which provides for, among other things, that Virpax would be obligated to make the following payments to the Company to settle the Former Employee Action: (i) $3.5 million (the “Initial Payment”) by two business days after the Effective Date (as defined therein), which payment has been made; (ii) $2.5 million by July 1, 2024, which payment has been made on July 8, 2024 and (iii) to the extent any of the following drug candidates are ever sold, royalty payments of (a) 6% of annual Net Sales (as defined therein) of Epoladerm; (b) 6% of annual Net Sales of Probudur and (c) 6% of annual Net Sales of Envelta during the Royalty Term (as defined therein). The Company and Virpax provided mutual releases of all claims that existed as of the Effective Date, whether known or unknown, arising from any allegations set forth in the Former Employee Action. Plaintiffs’ release relates to claims against Virpax only, which does not affect its claims against Mr. Mack. Plaintiffs have not released Mr. Mack, and litigation against him remains ongoing. The court has requested additional oral argument on the topic of remedies against Mr. Mack, which argument occurred on November 15, 2024. The parties are awaiting a final judgment from the court.

With respect to the remaining $3.4 million in settlement gains, the Company respectfully advises the Staff that [***].

Form 10-Q for the Quarterly Period Ended June 30, 2025

Managements Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Six Months Ended June 30, 2025 and 2024, page 51.

5.

Please revise your future filings to describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on your net revenues or income from continuing operations. In this regard, we note that net revenues for each of your products significantly decreased during the six months ended June 30, 2025. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will disclose in future filings any known trends or uncertainties that have had or are reasonably likely to have a material impact on net revenues or income from continuing operations.

* * *

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY UNDER 17 C.F.R. § 200.83

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

Please do not hesitate to contact Elizabeth Razzano of Paul Hastings LLP at (650) 320-1895 with any questions or comments regarding this letter.

Sincerely,

By:	/s/ Stephen Ma
Stephen Ma
Chief Financial Officer

cc:	Jeff Hartlin, Paul Hastings LLP

Elizabeth Razzano, Paul Hastings LLP

Henry Ji, Chief Executive Officer and President, Scilex Holding Company

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.